FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2007

Silver Wheaton Corp.
(Translation of registrant’s name into English)

Suite 3400, 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.
By:	/s/ Nolan Watson
	Name:	Nolan Watson
	Title:	Chief Financial Officer

Date:   April 23, 2007

SILVER WHEATON CORP.
MATERIAL CHANGE REPORT
FORM 51-102F3
1.	Name and Address of Company:

Silver Wheaton Corp. (“SLW”) Suite 3400 – 666 Burrard Street Vancouver, B.C. V6C 2X8

2.	Date of Material Change:

April 16, 2007

3.	News Release:

A news release reporting the material change described in this report was issued by SLW on April 16, 2007.

4.	Summary of Material Change:

SLW announced on April 16, 2007 that it has agreed to acquire from Goldcorp Inc. (“Goldcorp”) 25% of the life of mine silver production from Goldcorp’s Peñasquito Project located in Zacatecas, Mexico.

5.	Full Description of Material Change:

SLW announced on April 16, 2007 that it has agreed to acquire (the “Transaction”) from Goldcorp 25% of the life of mine silver production from Goldcorp’s Peñasquito Project (the “Project”), located in Zacatecas, Mexico. With this acquisition, SLW expects to have annual silver sales of 22 million ounces in 2009, increasing to over 26 million ounces by 2012.

As a result of the Transaction, SLW’s attributable proven and probable silver reserves will increase by 144 million ounces, attributable measured and indicated silver resources will increase by 62 million ounces and attributable inferred silver resources will increase by 221 million ounces.

SLW will pay US$485 million in cash to Goldcorp for the right to acquire 25% of the Project’s silver production. In addition, SLW will pay an ongoing per-ounce operating cost equal to the lesser of US$3.90 (subject to annual inflationary adjustments) and the prevailing market price per ounce of silver delivered pursuant to the Transaction. SLW will not be required to fund any capital expenditures related to the Project, including any expansion scenarios. In order to fund the US$485 million payment, SLW has arranged US$485 million in bank debt through Scotia Capital Inc. and BMO Capital Markets.

Goldcorp will provide a completion guarantee to SLW that the Peñasquito Mine will be constructed with certain minimum production criteria by certain dates. As a result of the Transaction, SLW will retain a right of first refusal on any further sales of silver streams from the Project for the mine life so long as Goldcorp maintains at least a 20% interest in SLW.

Goldcorp owns approximately 49% of the issued and outstanding shares of SLW, and pursuant to the terms of the Transaction, Goldcorp’s right to maintain its pro rata interest in SLW has been extended to December 31, 2009.

Review & Approval Process

SLW appointed a special committee (the “Special Committee”) of directors, independent from Goldcorp, to consider and make a recommendation on the Transaction. The Special Committee engaged TD Securities Inc. (“TD Securities”) to act as independent financial advisor to the Special Committee and to provide a fairness opinion in respect of the Transaction. The Special Committee also retained Fasken Martineau DuMoulin LLP (“Fasken”) to act as independent legal advisor in respect of the Transaction.

The Special Committee conducted four meetings to review the Transaction, and received input from TD Securities and Fasken in respect of merits of the Transaction. TD Securities provided an analysis of the Transaction to the Special Committee on April 10, 2007, and an oral fairness opinion on April 16, 2007 that subject to a number of assumptions and limitations, as of April 16, 2007, the consideration to be paid by SLW pursuant to the Transaction is fair, from a financial point of view, to SLW.

Scotia Capital Inc., financial advisor to SLW, provided a presentation on April 16, 2007 to the board of directors of SLW in respect of the Transaction.

The Special Committee unanimously recommended the approval of the Transaction on substantially the same terms as presented to them by management of SLW, and the board of directors approved the Transaction on April 16, 2007.

Related Party Transaction

Goldcorp is a “related party” of SLW for the purposes of Ontario Securities Commission Rule 61-501 Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions (“Rule 61-501”) and Autorité des marchés financiers Regulation Q-27 Respecting Protection of Minority Securityholders in the Course of Certain Transactions (“Regulation Q-27”) (together, the “Related Party Rules”), and the Transaction is a “related party transaction” for the purposes of the Related Party Rules.

The Transaction will not have an effect on the percentage of SLW securities owned by Goldcorp, and SLW and its directors and senior officers are not aware of any prior valuation in respect of SLW that relates to the Transaction that has been made in the 24 months prior to the date of this report.

The Transaction is exempt from the requirements to obtain a formal valuation and majority of minority shareholder approval under the Related Party Rules as a result of the exemptions set out in paragraph 2 of Section 5.5 and paragraph 2 of Subsection 5.7(1) of Rule 61-501, and pursuant to paragraph 2 of Section 5.6 and paragraph 2 of Subsection 5.8(1) of Regulation Q-27.

Based on the calculation of the market capitalization of SLW prepared in accordance with Rule 61-501 and the regulations to the Securities Act (Ontario), the board of directors of SLW determined that the fair market value of the consideration for, and the subject matter of the Transaction is less than 25% of the market capitalization of SLW.

Closing of the Transaction is subject to the execution of definitive agreements containing customary representations, warranties and covenants by both parties, as well as receipt of all required regulatory approvals and third party consents.

Mr. Randy Smallwood, P.Eng., Executive Vice President of Corporate Development of SLW, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this report.
Proven and Probable Mineral Reserves (1,4,5,6) (As of December 31, 2006)

	Category	Tonnage	Silver Grade	Contained Silver
		(million tonnes)	(grams per tonne)	(million ounces)

San Dimas Mine	Proven	1.57	410.2	20.7
	Probable	2.75	375.6	33.2
	Proven + Probable	4.31	388.2	53.8

Los Filos Project	Proven	25.16	2.8	2.3
	Probable	177.48	6.2	35.6
	Proven + Probable	202.65	5.8	37.9

San Martin Mine	Proven	0.32	32.7	0.3
	Probable	0.71	47.8	1.1
	Proven + Probable	1.03	43.2	1.4

Zinkgruvan Mine	Proven	6.64	113.0	24.1
	Probable	2.01	59.0	3.8
	Proven + Probable	8.65	100.4	27.9

Yauliyacu Mine	Proven	1.21	110.6	4.3
	Probable	1.95	140.8	8.8
	Proven + Probable	3.16	129.2	13.1

Peñasquito Project(7)	Proven	66.98	35.4	76.3
Mill	Probable	52.25	30.2	50.7
	Proven + Probable	119.23	33.2	127.1

Peñasquito Project(7)	Proven	17.06	24.2	13.3

Heap Leach	Probable	4.70	22.4	3.4
	Proven + Probable	21.76	23.8	16.6

Silver Wheaton TOTAL	Proven			141.3
	Probable			136.6
	Proven + Probable			277.9

Measured, Indicated and Inferred Mineral Resources (1,2,3,4,5,6) (As of December 31, 2006)

	Category	Tonnage	Silver Grade	Contained Silver
		(million tonnes)	(grams per tonne)	(million ounces)

San Dimas Mine	Inferred	17.27	320.8	178.1

Los Filos Project	Measured	10.19	4.0	1.3
	Indicated	79.61	5.1	13.0
	Measured + Indicated	89.80	4.9	14.3
	Inferred	71.49	5.4	12.4

San Martin	Measured	0.02	204.0	0.2
	Indicated	0.2	234.0	1.5
	Measured + Indicated	0.22	230.8	1.7
	Inferred	1.79	138.7	8.0

Zinkgruvan Mine	Measured	0.54	24.0	0.4
Zinc Concentrate	Indicated	1.25	85.0	3.4
	Measured + Indicated	1.79	66.7	3.8
	Inferred	7.79	101.0	25.3

Zinkgruvan Mine	Indicated	2.80	32.0	2.9
Copper Concentrate	Inferred	0.89	28.0	0.8

Yauliyacu Mine	Measured	0.25	326.8	2.6
	Indicated	3.47	303.3	33.8
	Measured + Indicated	3.72	304.9	36.5
	Inferred	8.38	256.7	69.2

Peñasquito Project (7)	Measured	28.58	26.4	24.2
Mill	Indicated	39.23	26.0	32.8
	Measured + Indicated	67.80	26.2	57.0
	Inferred	601.15	11.0	212.3

Peñasquito Project(7)	Measured	4.03	13.6	1.8
Heap Leach	Indicated	5.28	17.4	3.0
	Measured + Indicated	9.30	15.8	4.7
	Inferred	43.00	5.8	8.0

Silver Wheaton TOTAL	Measured Indicated Measured + Indicated Inferred			30.5 90.4 120.9 514.2
Notes:
1.	All Mineral Reserves and Mineral Resources have been calculated as of December 31, 2006 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.	All Mineral Resources are exclusive of Mineral Reserves.

3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4.	The Qualified Person for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:

a.	San Dimas, San Martin — Reynaldo Rivera, MAusIMM, an employee of Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.

b.	Los Filos — Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.

c.	Zinkgruvan — Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan.

d.	Yauliyacu — Randy Smallwood, P.Eng., Executive Vice President of Silver Wheaton Corp.

e.	Peñasquito — as per Glamis June 21, 2006 press release
5.	Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows:
a.	San Dimas and San Martin Reserves — US$7.00 per silver ounce

b.	San Dimas and San Martin Resources — US$7.00 per silver ounce

c.	Zinkgruvan Reserves and Resources — US$5.75 per silver ounce

d.	Yauliyacu Reserves and Resources — US$10.00 per silver ounce
6.	Silver Wheaton’s purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore, and therefore a portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.

7.	Peñasquito reserves and resources reported represent the 25% share attributable to Silver Wheaton
Cautionary Note Regarding Forward Looking Statements
This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and the amount of estimated future production from the Peñasquito Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This material change report uses the terms “Measured”, “Indicated” and “Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of SLW is knowledgeable about the material change and may be contacted respecting the change:

Nolan Watson Chief Financial Officer Phone: (604) 684-9648

9.	Date of Report:

April 23, 2007

SILVER WHEATON CORP.
Per: “Nolan Watson”
Nolan Watson
Chief Financial Officer